HYPERDYNAMICS CORPORATION
One Sugar Creek Center Boulevard
Suite 125
Houston, Texas   77478
Ph. 713-353-9400     Fax 713-353-9421
website: www.hypd.com

CORRESPONDENCE

April 17, 2008

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance

and

Jenifer Gallaghaer
Staff Attorney

Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

With copy to:

Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice:  (281) 493-1311
fax:  (281) 667-3292

Re:	Hyperdynamics Corporation (the “Registrant” or the “Company”)
Form 10-K for Fiscal Year Ended June 30, 2007
Filed September 28, 2007
File No. 001-32490

Dear Mr. Hiller,

My name is Steven M. Plumb.  I am the CFO and Principal Accounting Officer of the Registrant.
Herewith is the Registrant’s Memorandum of Responses to your letter dated April 8, 2008 and the Statement of the Company.

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

Statement of the Company

The Company acknowledges that:

A.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for Fiscal Year Ended June 30, 2007;

B.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for Fiscal Year Ended June 30, 2007; and

C.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

MEMORANDUM OF RESPONSES

Form 10-K for the Fiscal Year June 30, 2007

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-10

1.
We note that you have classified the cash proceeds you received from the sale of working interests in oil and gas properties as a cash flow from financing activity.  Generally, cash proceeds received from the sale of property, plant and equipment and other productive assets are classified as a cash flow from investing activity.  Refer to paragraph 16 of SFAS 95.  Please explain to us the nature of this line item, and tell us why it is appropriately classified as a cash flow from financing activity.

RESPONSE:  The line item in question represents net proceeds received from the sale of working interests in certain oil and gas properties during fiscal years 2006 and 2005, the proceeds from which were used to finance further development of those oil and gas properties.  We agree we have misapplied the provisions of paragraph 16 of SFAS 95.  We will reclassify this line item in our next quarterly filing on Form 10-Q and in our Form 10-K to be filed for our fiscal year ended June 30, 2008; however, after consideration of Staff Accounting Bulletin No. 99 - Materiality, we believe the expense and effort to restate our Form 10-K for the 2007 fiscal year is disproportionate to any utility such a restatement would provide to a user of the Company’s financial statements.  We believe this for the reasons set out below:

a.
We believe ‘Net cash used in operating activities’ is the most useful cash flow measure to a user of our financial statements in evaluating the Company’s operations and performance.  The line item in question impacts cash flows from investing and financing activities for fiscal years 2006 and 2005.  We believe the impact of a restatement on those cash flow categories is not material, nor would a restatement be material to, or affect the judgment of, a user of the financial statements;

b.
Restatement of the line item in question does not impact net loss, net loss attributable to common shareholders or basic or diluted earnings per share for fiscal years 2006 or 2005, which are typical measures by which a user evaluates company operations and performance; and

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

c.
Any restatement would only effect fiscal years 2006 and 2005, financial information which has been updated or superceded by the filing of our results for fiscal year 2007 on Form 10-K and our quarterly reports on Form 10-Q for the first and second quarters of fiscal year 2008.  We will be filing our third quarter report on Form 10-Q in approximately 30 days, which will further update our financial information.

Note 11 – Shareholders’ Equity, page F-20

Series A Preferred Stock, page F-20

2.
We note you discontinued accruing dividends for your Series A Preferred Stock on September 30, 2004.  Please explain to us why you believe you are no longer legally liable to pay these dividends to the4 shareholders of your Series A Preferred Stock, and why you no longer believe you are required to comply with the guidance of paragraph 9 of SFAS 128 and EITF D-82.

RESPONSE:  We have not accrued the dividends because, under Delaware law, dividends are an obligation only when declared and, from September 30, 2004 forward, the Board has not declared any dividends payable on the Series A Preferred Stock.  Additionally, we believe that the dividend provisions of the Series A Preferred Stock are not cumulative in nature and accordingly, SFAS 128 and EITF D-82 do not apply.

Engineering Comments

Website

3.
Your December 2007 Company Fact Sheet refers to discoveries of ”over 1 billion barrels” and estimated reserves “up to 1 billion barrels of heavy oil.”  It would be helpful to include clarification of these terms that address the recoverability of the referenced volumes.

RESPONSE:  The phrases “over 1 billion barrels” and “up to 1 billion barrels of heavy oil” have been deleted from the December 2007 Company Fact Sheet.  A revised fact sheet has been posted on our website and is attached for your reference.

Form 10-K for the Fiscal Year June 30, 2007

Business, page 4

New Producing Properties Purchased in Louisiana, page 6

4.
We note your statement that you will pay 100% of the working interest expenses, up to $4 million, on the RABB properties.  Please disclose your net revenue interest and net production projections for these properties.

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

RESPONSE:  The 10-K disclosure has been revised as follows:

New Producing Properties Purchased in Louisiana

On July 1, 2007, pursuant to the Working Interest Purchase Agreement between Rabb Resources Limited, Rabb Contracting Company, LLC, Claude L. Rabb (collectively, “RABB”), and our subsidiaries HYDR and TPC, we acquired an 85% working interest in approximately 20 producing wells and 1,150 acres of oil and gas leases in Louisiana.  The purchase was effective June 12, 2007.  The properties purchased under this agreement are subject to overriding royalty interests of up to 27.46%. In addition, the seller, who will remain the operator of the properties, retained a 15% working interest. Accordingly, Hyperdynamics owns approximately 57.54% net revenue interest in the new properties.  Hyperdynamics will pay 100% of the working interest expenses, including work-over and new development costs, up to $4,000,000.  Subsequent working interest expenses, except drilling costs, for which Hyperdynamics will pay 100%, are shared pro rata according to the working interest.

When we purchased the RABB leases the daily production was approximately 40 to 50 barrels, or net production of 23 – 28 barrels per day. By the end of October we project that daily gross production will reach approximately 130 to as high as 200 barrels per day solely from the RABB leases, and without drilling new wells on those leases. This would result in net production of 74 – 115 barrels per day.  We are continuing to work to increase this production and working to reach these goals and then maximize our lease production from there.

While the company continues to explore its major asset offshore West Africa, we continue our strategy to increase the company’s production revenues to provide positive cash flow from operations, cover corporate overhead, and allow the company to make a profit on an operating basis.

Risk Factors

Estimates of Oil and Gas Reserves Are Uncertain and May Vary Substantially from Actual Production, page 11

5.
We note your statement, “We do have a third-party reserve report for our Louisiana properties.”  Please identify this third party in your disclosure to comply with Instruction 4.B to Item 102 of Regulation S-K.

RESPONSE: The 10-K disclosure has been revised to disclose the author of our third-party reserve report, Ryder Scott Company, LP.

Properties, page 16

Contract Area, page 17

6.
Please present a map of  your offshore Guinea license area that is comparable in quality to that in your Company Fact Sheet.  The map should include applicable scale, PSC area boundary, nominal water depth and identifiable points A through I.

RESPONSE:  The 10-K disclosure has been revised to disclose a better map with the applicable scale, PSC area boundary, nominal water depth and identifiable points A through I, such as this map below.

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

Description of Oil and Gas Properties-Domestic, page 18

7.
Please comply with SEC Industry Guide 2, specifying certain disclosures required for each of the three years covered by your report, including net oil and gas productions; oil and gas production costs; and drilling activity.

RESPONSE:  The 10-K disclosure has been revised to disclose the information necessary to comply with SEC Industry Guide 2 relating to certain disclosures required for each of the three years covered by our report, including net oil and gas production; oil and gas production costs; and drilling activity in the aforementioned Form 10-K/A.   The disclosure is as follows:

Production.

The following table shows our annual average sales prices and average production costs per barrel of oil.  Production costs are costs incurred to operate and maintain our wells and related equipment.  Production costs include cost of labor, well service and repair, location maintenance, power and fuel, property taxes, and severance taxes.  Certain amounts from prior years have been reclassified to conform to the current presentation.

	2007	2006	2005
United States
Sales Price	$61.66	$65.16	$47.59
Production cost	33.34	76.49	234.43

Republic of Guinea
Sales Price	N/A	N/A	N/A
Production cost	N/A	N/A	N/A

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

Productive Crude Oil Wells and Natural Gas Wells.

The number of productive crude oil and natural gas wells in which we held an interest as of June 30, 2007 was as follows:

June 30, 2007	(1) Gross	(2) Net
Crude Oil Wells:

United States
Onshore	5	5

International:

Guinea
Offshore	0	0
Total	5	5

(1)  Productive wells are producing wells and wells capable of production. A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.
(2)  A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof. One or more completions in the same borehole are counted as one well in this table.

Acreage.

The developed and undeveloped acreage (including both leases and concessions) that we held as of June 30, 2007 are as follows:

	Developed Acreage (1) (2)		Undeveloped Acreage (2) (3)
Location	Gross Acres	Net Acres	Gross Acres	Net Acres
United States
Onshore

Louisiana	234	234	80	80

Foreign
Offshore

Guinea	0	0	20,251,000	20,251,000
Total	234	234	20,251,080	20,251,080

(1)  Developed acreage is acreage spaced or assignable to productive wells.
(2) A gross acre is an acre in which a working interest is owned. A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof. Undeveloped acreage is considered to be those leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas regardless of whether or not such acreage contains proved reserves.
(3) Included within undeveloped acreage are those leased acres (held by production under the terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well so holding such lease.

Net Exploratory and Development Wells.

The following table sets forth, for each of the years ending June 30, 2007, 2006, and 2005, the number of net exploratory and development wells we drilled. An exploratory well is a well drilled to find and produce crude oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of crude oil or natural gas in another reservoir, or to extend a known reservoir. A development well, for purposes of the following table is a well drilled within the proved area of a crude oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive. The number of wells drilled refers to the number of wells completed at any time during the relevant fiscal year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for the production of crude oil or natural gas, or in the case of a dry hole, to the reporting of abandonment to the appropriate agency.

 Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

	Net Exploratory Wells				Net Development Wells
	Productive (1)		Dry (2)		Productive (1)		Dry (2)
Year Ended	US	Int'l	US	Int'l	US	Int'l	US	Int'l

June 30, 2007	0	0	0	0	0	0	0	0
June 30, 2006	0	0	1	0	1	0	0	0
June 30, 2005	8	0	0	0	0	0	0	0
___________________________

(1)	A productive well is an exploratory or development well that is not a dry hole.

(2)	A dry hole is an exploratory or development well determined to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

Drilling In Progress

At June 30, 2007, there was no drilling in progress.

Delivery Commitments-Offshore Guinea, page 19

8.	We note the explanation of the terms of production sharing for offshore Guinea. Please include a table similar to that on page 2 of your Company Fact Sheet.

RESPONSE:  The 10-K disclosure has been revised to disclose the explanation of terms of production sharing for offshore Guinea, to read as follows:

Production Sharing Contract Terms
HDY signed the 2006 PSC on September 22, 2006 with the government of Guinea, in accordance with the country’s Petroleum Code. Terms are considered favorable to HDY, as the government of Guinea seeks to attract foreign investment and encourage a heightened pace of activity in its emerging oil & gas industry. The 2006 PSC grants HDY exclusive rights for exploration, development, and production of approximately 31,000 square miles offshore the Republic of Guinea. The 2006 PSC contains a unique provision that, if the contract is registered as a new Guinea law, then 64% of the contract area will convert from exclusive to priority rights of participation that HDY will then maintain in perpetuity. The areas to be converted would be determined solely by HDY. The process to convert these rights will entail codification of the contract by the National Parliament of Guinea, with affirmation by the country’s Supreme Court, and an issuance of a Guinea Presidential decree. For any areas that may become non-exclusive, HDY can acquire additional exclusive rights directly from Guinea on a priority basis through additional contracts.
Short of entering into any additional exclusive contracts, HDY will still maintain priority rights to participate within the non-exclusive area.

Our production sharing is outlined in the table below:

Daily production (b/d)1	Guinea Share	HDY Share

From 0 to 2,000	25%	75%
From 2,001 to 5,000	30%	70%
From 5,001 to 100,000	40%	60%
Over 100,001	60%	40%
1 After 75% cost recovery

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

Other significant terms of the agreement include the imposition of a 10% royalty and a sharing of profit oil. Profit oil is determined based on daily production (see table above), net of royalties and after recovery of 75% of upfront costs. As part of the Company’s work commitments, HDY is required to complete additional seismic acquisition by September 2008 and drill a minimum of two exploration wells by 2018.  HDY plans to exceed these minimum requirements. The exploitation periods for each area specified will be for 25 years with two 10-year automatic extensions available. Each well in the exploitation area will have its own exploitation period.

Supplemental Oil and Gas Information (Unaudited), page F-30

Results of Operations for Producing Activities, page F-34

9.	The 2007 unit production cost on page 18 - $30.19/BO – does not agree with the cost here - $23.67/BO (= $491,000/20.7 MBO). Please resolve this inconsistency.

RESPONSE:  The 10-K disclosure has been revised to disclose the 2007 unit production cost on page 18 as being $33.34/BO (=$491,000/14.7 MBO), which agrees with the revised amount on page F-30.

Proved Reserves, F-35

10.	We note your 2006 addition to proved reserves – 57,514 barrels oil. Please include a detailed explanation of this addition to comply with paragraph 11 of FAS 69.

RESPONSE: The 10-K disclosure has been revised to disclose the following detailed explanation of our 2006 addition to proved reserves:

Proved Reserves
The following reserve schedule summarizes Hyperdynamics’ net ownership interests in estimated quantities of proved oil reserves and changes in proved reserves, all of which are located in the continental United States. Reserve estimates for crude oil contained below were prepared by Ryder Scott Company, L.P., independent petroleum engineers.

	Oil	Gas
	(Barrels)	(MMCF)
Proved Reserves
Balance - June 30, 2005	-	-
Revisions of previous Estimates(1)	41,898	-
Extensions, discoveries and other additions (2)	11,186	-
Production	(9,439)	-
Purchase (sales) of minerals in place	(2,040)	-

Balance - June 30, 2006	41,605	-
Revisions of previous estimates	(2,668)	-
Extensions, discoveries and other additions	-	-
Production	(14,726)	-
Purchase (sales) of minerals in place	922	-

Balance - June 30, 2007	25,133	-

Mr. Karl Hiller
United States Securities and Exchange Commission
April 17, 2008

(1)
This is attributable to reserves at our Magee-Smith lease, which was acquired during the year ended June 30, 2005.  As of June 30, 2005, Hyperdynamics could not determine with reasonable certainty the amount of proved reserves on the lease and thus estimated no proved reserves.  As of June 30, 2006, we revised the estimate to 41,898 barrels.

(2)	During the year ended June 30, 2006, a productive well was completed at our Kelly lease.

Please feel free to contact me either in writing or via telephone at (713) 859-9792 if you have questions.

Sincerely,

/s/ Steven M. Plumb
Steven M. Plumb, CPA
Chief Financial Officer and
Principal Accounting Officer
Hyperdynamics Corporation